

A P F E N E R G Y T R U S T



NEWS RELEASE
TSX: AY.UN; AY.DB



APF Energy Trust announces monthly distribution of $0.20 per unit

Trust maintains its basic distribution at $0.175 per month, and declares a special distribution of $0.025

July 22, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.20 per trust unit, comprised of a basic payment of $0.175 and a special payment of $0.025. Payment will be made on August 15, 2003, to unitholders of record on July 31, 2003. The ex-distribution date is July 29, 2003.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com





SEC MAIL
PROCESSING
AUG 1 3 2003
WASH. D.C.
SECTION

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF ENERGY INC. AGREES TO ACQUIRE CANSCOT RESOURCES LTD. FOR $39.5 MILLION

Acquisition of gas-levered producer strengthens Trust's position in conventional Alberta production and adds coal bed methane opportunities

August 6, 2003 - APF Energy Inc. ("APF") and CanScot Resources Ltd. ("Canscot") (TSXV:CAG) announce that they have entered into an agreement to have APF acquire Canscot for $34.9 million in cash or units of APF Energy Trust (at the option of Canscot Shareholders), plus the assumption of approximately $4.6 million of debt. It is expected that the transaction will close in mid September 2003.

Funding for the cash portion of the acquisition will come from APF's available bank lines of $150 million, of which only $65 million is currently drawn.

Summary Highlights on Canscot

The Canscot acquisition has the following attributes:

- Current daily production of approximately 800 boe, consisting of 3.9 mmcf/d of gas (81%) and 150 bbl of oil and natural gas liquids (19%) with the potential to increase to 1,000 boe daily, with the tie in of recently drilled wells and other development initiatives.

- High working interests in a focused group of long-life conventional and coal bed methane ("CBM") properties in Alberta and Wyoming.

- Established reserve life index of 18.7 years. APF's RLI will be approximately 10 years following the completion of the acquisition.

- Approximately 45,800 net undeveloped acres of land.

- Experienced team to further develop CBM properties.

Overview of Transaction

APF has agreed to purchase the shares of Canscot, a public corporation trading on the TSX Venture Exchange, for $2.60 per share in cash, or APF Trust Units, and the assumption of approximately $4.6 million of debt. With 13.42 million shares and 1.3 million options outstanding, the transaction has a total value of $39.5 million. CIBC World Markets is acting as financial advisor to Canscot in connection with this transaction.

Martin Hislop, CEO of APF stated, "This acquisition continues our strategy of acquiring assets that provide APF with the opportunity to replace reserves and production with low risk, low cost development. The Canscot conventional and CBM properties add to our growing base of developable properties."

Dan Allan, President & CEO of Canscot states "This is an exceptional opportunity for our shareholders. The financial strength of APF Energy, combined with their commitment to aggressively develop our large coal bed methane reserves in both Canada and the United States should contribute significantly to their exceptional growth. I am excited that our shareholders have the option to accept either cash or Trust Units, thereby continuing to participate in the development of these assets. The potential for CBM development in Canada may be significant. CBM production in the United States is a very significant energy source, accounting for close to 10% of their natural gas production. I believe that Canada is at the very early stages of its CBM development."

Experienced CBM Development Team

In order to ensure continuity in the development of Canscot's CBM and conventional assets, Dan Allan has accepted the position of Vice President, CBM Division at APF Energy. Mr. Allan and several other members of the management team from Canscot will be responsible for the development of CBM in Canada and the United States for APF Energy.

CBM Potential

Canscot currently has two active and five prospective CBM areas in west central Alberta, targeting the Cretaceous Upper Mannville coals. At Corbett Creek in central Alberta, Canscot has a 41.6 % working interest in an initial pilot project where 4 producing CBM wells are undergoing de-pressuring. An additional well has recently been drilled and five other locations should be completed in the fall of 2003. A total of 68 locations have been identified for development in this project. Canscot estimates recoverable reserves of approximately 4 BCF per section. Total net recoverable reserves to Canscot are estimated to be 28 BCF. Recent record land sale purchases in the Corbett Creek area have highlighted the value being assigned by the industry to CBM in this area.

At Doris, Canscot has recently drilled and cased its first CBM well. Coal de-sorption is currently underway with very encouraging preliminary results. The potential exists for up to 31 additional locations. Canscot estimates potential recoverable reserves of over 6 BCF net to its interest for this project area. Canscot is actively evaluating the CBM potential in 5 other project areas prior to undertaking initial pilot projects.

In the Powder River Basin of Wyoming, Canscot has filed permits for the drilling of an initial 8 well pilot project at its Big Bend CBM project. Canscot has assembled over 8,600 gross acres on this project, is the operator, and has recently increased its working interest in this project to 69.7%. Drilling should commence by mid September. Canscot estimates that over 21 BCF of recoverable gas, net to Canscot, is present on these lands. Several major CBM development projects are currently underway in close proximity to the Big Bend area.

Canscot continues to actively develop its other CBM projects in Wyoming. Pilot projects at Kane and North Carson are anticipated to commence in the third quarter of 2003. Coal Gulch South is expected to commence drilling in early 2004. APF expects to accelerate activity in this area upon completion of the transaction.

Conventional Properties

In conventional exploration and development, Canscot has recently participated in the drilling of two natural gas discoveries. Production tests and log analysis suggest that approximately 100 boe per day of new production could be tied in from these wells early in the fourth quarter. In addition, development drilling at Willesden Green and Goodwin is expected to commence within 60 days. These wells are direct offsets to existing production and if successful, will have the potential to add 100 boe per day to Canscot in the fourth quarter of 2003.

The purchase of Canscot will further enhance APF's exposure to natural gas. At closing, APF's production will be split as to 51% natural gas and 49% oil and liquids. Development of Canscot's CBM and conventional properties will gradually increase APF's production further toward a gas weighting.

Canscot is currently producing approximately 800 boe per day with over 90% of this production being natural gas and natural gas liquids. This volume is expected to increase significantly over the next twelve months.

Canscot has hedged approximately 35% of its production to October 31, 2003.

Canscot has approximately 45,800 net acres of undeveloped land in Alberta and Wyoming. In aggregate, the combined APF-Canscot capital expenditure program for the next twelve months is expected to reach approximately $37 million. Further details will be provided once the transaction is completed and APF has an opportunity to integrate Canscot's drilling inventory with its own.

Reserves

McDaniel & Associates evaluated Canscot's oil and gas assets in a report effective January 1, 2003 except for certain minor properties, which were evaluated by Matsalla Consulting. A summation of these reports is set out below:

	Proved Producing	**Total Proved**	**Proved + Probable**	**Proved + ½ Probable**
Oil & NGL (mbbl)	172	200	380	290
Gas (mmcf)	5,838	8,525	35,916	22,221
Total (mboe)	**1,145**	**1,620**	**6,366**	**3,993**

Notes regarding the table: Gas converted at 6 mcf = 1 boe. NGL converted at 1bbl = 1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. Reserves are gross company interest reserves before deduction of royalties. Columns may not add due to rounding.

Canscot recently acquired an additional 45.0% interest in its Big Bend property, adding 8,848 mmcf of established reserves to bring the total established reserves to 5,468 mboe.

Boards Approve Transaction

The boards of directors of APF and Canscot have approved the transaction, and the board of directors of Canscot has resolved to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Canscot shareholders in mid-August. Closing is subject to the tendering of at least 90% of the outstanding shares of Canscot, regulatory approval and other standard conditions. APF expects to take up and pay for the Canscot shares in mid-September.

The officers and directors of Canscot, their associates and affiliates, and certain other Canscot shareholders, have agreed to execute lock-up agreements representing at least 23% of the fully-diluted outstanding shares of Canscot under which they will agree to deposit and not withdraw their shares under the offer, except in specified circumstances. The board of directors of Canscot has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Canscot. Under certain circumstances, Canscot has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids and distributes the resulting cash flow to unitholders. Trust units of APF are traded on the Toronto Stock Exchange under the symbol "AY.UN".

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

Neither the Toronto Stock Exchange nor the TSX Venture Exchange have approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Martin Hislop, Chief Executive Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000
Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Canscot Resources Ltd.
Dan Allan, President & CEO
Telephone (403) 264-6858
E-mail: dallan@canscot.com
Internet: www.canscot.com


AUG 13 2003

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   August 5, 2003

3. Publication of the Material Change:

   News Release issued: August 6, 2003
   Canada Newswire

4. Summary of Material Change:

   Offer to Purchase Shares of CanScot Resources Ltd.

   APF Energy Inc. ("APF") and CanScot Resources Ltd. ("CanScot") have entered in a pre-offer agreement (the "Acquisition Agreement") dated as of August 5, 2003 pursuant to which APF agreed to make, directly or indirectly, an offer (the "Offer") to purchase all of the issued and outstanding common shares of CanScot (the "CanScot Shares"), including all CanScot Shares which may become outstanding on the exercise of options to purchase CanScot Shares.

5. Full Description of Material Change

   Offer to Purchase Shares of CanScot

   APF and CanScot have entered into the Acquisition Agreement pursuant to which APF agreed to make, directly or indirectly, the Offer to purchase all of the issued and outstanding CanScot Shares, including all CanScot's Shares which may become outstanding on the exercise of options to purchase CanScot Shares. The directors and officers of CanScot, and certain other CanScot shareholders, holding or controlling an aggregate of at least 23% of the issued and outstanding CanScot Shares, on a fully diluted basis, have undertaken to enter into agreements pursuant to which they have agreed to tender all of their shares to the Offer.

The Offer

APF and CanScot entered into the Acquisition Agreement pursuant to which APF agreed to make the Offer either directly or indirectly, which consists of, at the election of each holder of CanScot Shares, either (i) $2.60 in cash per CanScot Share; or (ii) 0.226 of a trust unit of the Trust ("Trust Unit") for each CanScot Share, or any combination thereof. The deemed issue price of the Trust Units was calculated based on the closing price of the Trust Units on the Toronto Stock Exchange on the 10 trading days prior to July 30, 2003. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% (the "Minimum Condition") of the CanScot Shares (calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Under the Acquisition Agreement, CanScot represented that its board of directors had determined that the Offer is fair, from a financial point of view, to holders of CanScot Shares and will unanimously recommend acceptance of the Offer by the holders of CanScot Shares.

No Solicitation

CanScot also agreed with APF, among other things, that CanScot shall not, nor shall any of the officers, directors or employees of CanScot or any financial advisor, counsel, or other representative, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any party in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of CanScot or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of CanScot under confidentiality agreements, including, any "standstill" provisions thereunder;

If prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the holders of CanScot Shares or CanScot, the CanScot Board may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the CanScot Board acting in good faith (after written advice from outside counsel), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of CanScot of their fiduciary duties under applicable laws.

CanScot also agreed to give APF 72 hours' advance notice of any Take-over Proposal that the Board of CanScot considers to be a Superior Take-over Proposal and it will not implement any Superior Take-over without first providing APF with an opportunity to amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to the Superior Take-over Proposal.

Take-over Proposal

"Take-over Proposal" means, in respect of CanScot or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of CanScot Options) such that a purchaser would thereafter beneficially own 15% of the issued and outstanding CanScot Shares, or other business combination or similar transaction involving CanScot other than the Offer;

Superior Take-Over Proposal

"Superior Take-Over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of CanScot's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to CanScot and to CanScot Shareholders;

Non-Completion Fees

CanScot has agreed to pay APF a non-completion fee in the amount of $1.5 million in certain events.

Lock-up Agreements

The directors and officers of CanScot, and certain other CanScot shareholders, holding or controlling an aggregate of at least 23% of the issued and outstanding CanScot Shares (including CanScot Shares issuable on exercise of the stock options), on a fully diluted basis, have undertaken to enter into lock-up agreements with APF. Under the terms of the lock-up agreements, such parties have agreed to tender, and not withdraw, all of their CanScot Shares to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

CanScot Stock Options

The Offer is not made for options to purchase CanScot Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing CanScot Shares and deposit the CanScot Shares in accordance with the Offer. The Acquisition

Agreement also provides that, in lieu of the exercise of options, holders of options may agree with CanScot that their options will be terminated in exchange for a cash payment equal to the amount by which $2.60 exceeds the exercise price for each option.

Termination

The Acquisition Agreement may be terminated by either APF or CanScot prior to the time at which APF first takes up and pays for CanScot Shares, in certain circumstances including:

(a) by mutual written consent of APF and CanScot;

(b) by either APF or CanScot if APF shall not have taken up and paid for the number of CanScot Shares under the Offer required to satisfy the Minimum Condition on or before the required time period following the expiry time of the Offer (the "Expiry Time") (as it may be extended), unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either APF or CanScot if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either APF or CanScot if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

(e) by APF if APF has the right to refuse to make the Offer, in accordance with the conditions specified in the Arrangement Agreement;

(f) by APF upon the occurrence of one or more of the events pursuant to which the Non-Completion Fee would be payable; or

(g) by CanScot if APF has not taken up any CanScot Shares under the Offer within 60 days following the Initial Expiry Time.

Conditions of the Offer

APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any CanScot Shares deposited under the Offer unless the conditions of the

Offer, are satisfied or waived by APF. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time APF first takes up and pays for CanScot Shares under the Offer, at least 90% of the outstanding CanScot Shares (calculated on a fully diluted basis). The conditions of the Offer are for the exclusive benefit of APF and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that APF may have.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Alan MacDonald
   Vice President, Finance
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 11th day of August, 2003.

(Signed) "Alan MacDonald"
Vice President, Finance

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2003
WASH, D.C.
SECTION

1. Émetteur assujetti

   APF Energy Trust (la « Fiducie »)

   Adresse : 144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

2. Date du changement important

   Le 3 juillet 2003

3. Publication du changement important

   Émission du communiqué de presse : le 3 juillet 2003
   Canada Newswire

4. Sommaire du changement important

   La Fiducie a réalisé la clôture de son placement de débentures subordonnées non garanties convertibles à 9,40 % (les « débentures convertibles), qui a donné un produit brut global de 50 M$. Les débentures convertibles, d'une valeur nominale de 1 000 $ chacune, comportent un coupon de 9,4 %, viendront à échéance le 31 juillet 2008 et sont convertibles en parts de fiducie de la Fiducie au prix de 11,25 $ chacune.

5. Description complète du changement important

   La Fiducie a réalisé la clôture de son placement de débentures subordonnées non garanties convertibles à 9,40 %, qui a donné un produit brut global de 50 M $, qu'elle avait annoncé récemment. Le consortium financier était dirigé par Scotia Capitaux Inc. et comprenait Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee, Corporation Recherche Capital et Griffiths McBurney & Associés.

   Les débentures convertibles porteront intérêt à compter de la date d'émission au taux annuel de 9,40 %, qui sera payable semestriellement à terme échu le 31 janvier et le 31 juillet de chaque année, à compter de la date du premier versement de l'intérêt, le 31 janvier 2004. Les débentures sont convertibles en parts de fiducie de la Fiducie au gré des porteurs au prix de conversion de 11,25 $ chacune et viendront à échéance le 31 juillet 2008. Les porteurs qui convertissent leurs débentures convertibles recevront l'intérêt couru et impayé sur celles-ci. Les débentures convertibles sont inscrites à la Bourse de Toronto sous les symboles AY.DB et AY.UN, respectivement.

Le placement a été fait dans toutes les provinces canadiennes et auprès d'investisseurs institutionnels admissibles aux États-Unis, conformément à des dispenses des exigences d'inscription de la règle 144A de la Loi de 1933, et à l'étranger dans la mesure où cela était permis.

La Fiducie affectera le produit net du placement au financement de l'acquisition de l'actif Swan Hills, qui avait déjà été annoncée, à l'acquisition d'autres propriétés de moindre importance et, tout d'abord, au remboursement provisoire de sa dette. Si l'acquisition projetée n'est pas réalisée, la Fiducie affectera le produit net du placement au remboursement provisoire d'une partie de sa facilité de crédit renouvelable consentie et à des placements dans des effets du marché monétaire à court terme et, en bout de ligne, elle affectera ces fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations courantes et les acquisitions futures.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

   Sans objet.

7. Renseignements omis

   Sans objet.

8. Membre de la direction principale :

   Steven G. Cloutier
   Président et chef de l'exploitation
   APF Energy Inc.
   144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 8 juillet 2003.

(signé) « Steven G. Cloutier »
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS EN VERTU DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.


SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2003
WASH. D.C. 155 SECTION

HAWK OIL INC.

Financial Statements
As at December 31, 2002 and 2001

Table of Contents **Page**

Auditors' Report	2
Balance Sheets	3
Statements of Operations and Retained Earnings	4
Statements of Cash Flow	5
Notes to Financial Statements	6-12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers **LLP**
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 28, 2003

Auditors' Report

To the Shareholders of
Hawk Oil Inc.

We have audited the balance sheets of **Hawk Oil Inc.** as at December 31, 2002 and 2001 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

HAWK OIL INC.
Balance Sheets
December 31

ASSETS

	2002	2001 (Restated – Note 2)
Current		
Cash	$ 3,077,410	$ 8,013
Accounts receivable	3,729,643	1,738,481
Prepaid expenses	130,503	108,209
	6,937,556	1,854,703
Property, plant and equipment (Note 3)	31,825,909	22,129,145
	$ 38,763,465	$ 23,983,848

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001 (Restated – Note 2)
Current		
Bank debt (Note 4)	$ 6,981,240	$ 4,150,000
Accounts payable and accrued liabilities	9,850,916	3,403,621
	16,832,156	7,553,621
Provision for site restoration	250,392	139,315
Future income taxes (Note 6)	7,599,708	5,845,213
	24,682,256	13,538,149
Shareholders' equity		
Share capital (Note 5)	5,049,508	5,142,822
Retained earnings	9,031,701	5,302,877
	14,081,209	10,445,699
	$ 38,763,465	$ 23,983,848

Approved on behalf of the Board:

(Signed) *Martin Hislop* Director

(Signed) *Steven Cloutier* Director

{K:\cdox\0052932\000002\C3027751.DOC;1}

See Accompanying Notes

HAWK OIL INC.

Statements of Operations and Retained Earnings
For the Years Ended December 31

	2002	2001
Revenue		
Petroleum and natural gas sales, net of royalties	$ 16,421,112	$ 11,780,256
Expenses		
Operating	4,572,125	3,005,041
General and administrative	1,061,323	746,648
Interest	319,837	370,962
Depletion and amortization	4,241,235	2,740,512
	10,194,520	6,863,163
Net income before provision for income taxes	6,226,592	4,917,093
Income taxes (Note 6)		
Future	(1,754,495)	(1,505,813)
Current and other	(458,585)	(213,045)
	(2,213,080)	(1,718,858)
Net income	4,013,512	3,198,235
Retained earnings, beginning of year	5,302,877	2,558,966
Repurchase of share capital (Note 5(c))	(284,688)	(454,324)
Retained earnings, end of year	$ 9,031,701	$ 5,302,877
Basic net income per Class A shares (Note 1(f))	$ 0.52	$ 0.41
Diluted net income per Class A shares (Note 1(f))	$ 0.50	$ 0.40

{K:\cdox\0052932\000002\C3027751.DOC;1}

See Accompanying Notes

HAWK OIL INC.

Statements of Cash Flows
For The Years Ended December 31

	2002	2001
Operating activities		
Net income	$ 4,013,512	$ 3,198,235
Add items not affecting cash		
Depletion and amortization	4,241,235	2,740,512
Future income taxes	1,754,495	1,505,813
Cash flows from operations	10,009,242	7,444,560
Net change in non-cash working capital in operating activities		
Accounts receivable	(1,991,162)	728,255
Prepaid expenses	(22,294)	(45,560)
Accounts payable and accrued liabilities	2,606,435	675,733
	592,979	1,358,428
	10,602,221	8,802,988
Financing activities		
Repayment of bank debt	(4,150,000)	(559,250)
Advance of bank debt	6,981,240	-
Issuance of share capital	-	224,466
Purchase of share capital for cancellation	(378,002)	(595,630)
	2,453,238	(930,414)
Investing activities		
Expenditures on property, plant and equipment	(13,826,922)	(11,928,323)
Proceeds on disposition of petroleum and natural gas assets	-	4,531,750
Net change in non-cash working capital for investing activities	3,840,860	(439,466)
	(9,986,062)	(7,836,039)
Increase in cash	3,069,397	36,535
Cash (indebtedness), beginning of year	8,013	(28,522)
Cash, end of year	$ 3,077,410	$ 8,013
Basic cash flow from operations per Class A share (Note 1(f))	$ 1.30	$ 0.95
Diluted cash flow from operations per Class A share (Note 1(f))	$ 1.24	$ 0.93
Cash interest paid	$ 308,055	$ 370,962
Cash income tax paid	$ 375,596	$ 197,849

See Accompanying Notes

1. **Summary of significant accounting policies**

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. The more significant of these accounting policies are the following:

a) Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized into a single Canadian cost centre and charged against earnings as set out below. Such costs include land acquisition, geological and geophysical, carrying charges of non-producing properties and costs of drilling both productive and non-productive wells and related overhead charges.

Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion is provided on costs accumulated in producing cost centres using the unit of production method. For purposes of the depletion calculation, gross proved oil and natural gas reserves, as determined by outside consultants, are converted to a common unit of measure on the basis of their approximate energy content.

The Company periodically reviews the costs associated with unproved properties to determine whether they are likely to be recovered. When costs are not likely to be recovered, the values of these unproved properties are moved to the depletion pool.

The net carrying costs of the Company's oil and natural gas properties in producing cost centres is limited to an estimated recoverable amount. This amount is the aggregate of future net revenues from proved reserves and the lower of cost or fair market value of undeveloped properties, less future general and administrative costs, financing costs, future site restoration costs and income taxes. Future net revenues have been calculated using prices and cost in effect at the Company's year end without escalation or discounting.

b) Joint venture accounting

Substantially all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

1. **Summary of significant accounting policies** (continued)

c) Property, plant and equipment

Property, plant and equipment, other than petroleum and natural gas properties and equipment, are recorded at cost. Amortization is provided at 20% annually based on declining balance.

d) Future removal and site restoration costs

Estimated future removal and site restoration costs are provided for over the life of the proven reserves on a unit-of-production basis. Costs are estimated by management in consultation with engineers based on current regulations, costs, technology and industry standards. The annual charge is included in depletion and amortization expense and actual future removal and site restoration expenditures are charged to the accumulated provision account as incurred.

e) Flow-through shares

The deductions for income tax purposes of resource expenditures related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax payable is increased and share capital is reduced by the estimated income taxes related to the renounced income tax deductions when resource expenditures are renounced.

f) Per share data

Basic per share data per Class A share is based upon the weighted average number of Class A shares outstanding during the year 7,707,262 (2001 - 7,814,894). Total number of shares used to calculate the diluted per share is 8,043,882 (2001 - 7,977,784). Under the treasury stock method, only "in the money" dilutive shares are included in the weighted average number of shares. It is assumed the proceeds from exercise of share options are used to buy back shares at the weighted average market price experienced during the reporting period. The weighted average number of shares is then reduced by the number of shares acquired.

g) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

HAWK OIL INC.

Notes to Financial Statements
For The Years Ended December 31, 2002 and 2001

1. **Summary of significant accounting policies** (continued)

h) Stock options

The consideration received from the option holder upon the exercise of a stock option is credited to share capital at the date of exercise with no compensation expense recognized at the time the stock option is issued or exercised.

i) Revenue recognition

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to its customer.

j) Measurement uncertainty

The amounts recorded for depletion and amortization of property and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

2. **Changes in accounting policy**

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing on or after January 1, 2002. Based on this pronouncement, the Company's revolving demand loan which was previously classified as long term debt; is now presented as a current liability since the lender has the right to demand repayment within one year. Prior year's figure has been reclassified to conform with current year's presentation.

3. **Property, plant and equipment**

	2002			2001
	Cost	Accumulated Depletion and Amortization	Net Book Value	Net Book Value
Petroleum and natural gas properties and equipment	$ 41,141,053	$ 9,339,137	$ 31,801,916	$ 22,111,034
Other equipment	48,191	24,198	23,993	18,111
	$ 41,189,244	$ 9,363,335	$ 31,825,909	$ 22,129,145

During 2002, the Company incurred $13,826,922 (2001 - $11,928,323) of capital expenditures related primarily to petroleum and natural gas properties and equipment.

Costs associated with unproven properties excluded from costs subject to depletion for 2002 totalled $3,300,913 (2001- $1,391,313).

4. **Bank debt**

The bank debt consists of a $6,981,240 note payable to National Bank of Canada at 2.8% and due on January 13, 2003. Also, the Company has a revolving reducing demand credit facility with the National Bank of Canada for $13,800,000 at prime plus ¼% per year. As of December 31, 2002 no balance (2001 - $4,150,000) was outstanding. Interest incurred during the year was $262,938 (2001 - $272,916). The terms of debt are subject to annual review. The credit facility reduces by $750,000 per month. As collateral security, the Company has pledged a $35 million floating charge debenture against all of its assets and a fixed charge debenture against its major producing petroleum properties.

5. **Share capital**

a) Authorized:

Unlimited number of Class A voting shares
Unlimited number of Class B subordinated voting shares

b) Issued:

Class A shares	Number of Shares	Amount
Balance Class A shares, December 31, 2000	5,369,533	1,407,615
Stock options exercised	342,444	224,466
Conversion from Class B shares	2,326,639	3,596,197
Issuer bid purchases	(234,600)	(85,456)
Balance Class A shares, December 31, 2001	7,804,016	5,142,822
Issuer bid purchases (Note 5(c))	(141,600)	(93,314)
Balance Class A shares, December 31, 2002	7,662,416	$ 5,049,508

5. **Share capital** (continued)

b) Issued:

	Number of Shares	Amount
Class B shares		
Balance Class B shares, December 31, 2000	712,752	$ 3,652,047
Issuer bid purchases (Note 5(c))	(10,900)	(55,850)
Conversion to Class A shares	(701,852)	(3,596,197)
Balance Class B shares, December 31, 2001 and 2002	-	$ -

c) Share purchase

Pursuant to a normal course issuer bid, the Company purchased for cancellation 141,600 Class A shares of the Company (2001 – 234,600 Class A shares and 10,900 Class B shares) at various prices from $2.25 to $3.00 during the period for a total cost of $378,002. The weighted average assigned value of $0.659 per share was charged to share capital and the balance to retained earnings.

d) Share option plan

The Company has an Employee Incentive Stock Option plan ("Plan") that is administered by the Board of Directors of the Company. All directors, officers, employees and certain consultants are eligible to participate in the Plan. Under the terms of the Plan, the Company has reserved an amount of Class A common shares for options equal to 10% percent of the issued and outstanding shares of the Company. The maximum option term is 5 years and options are non-assignable and non-transferrable.

During the year 2002, no additional share options were forfeited, granted or exercised. As of year end, number of options outstanding are as follows:

Number of Options	Options Vested	Exercise Price Per Option	Expiry Date
15,000	15,000	$0.70	February 19, 2004
35,556	35,556	$1.50	September 28, 2004
140,000	140,000	$1.00	June 1, 2005
334,344	222,896	$2.00	April 10, 2006
264,000	88,000	$2.22	July 19, 2006
788,900	501,452	$1.85 (Weighted average)	

6. Future income taxes

The differences between the accounting value and the income tax value of the Company's assets and liabilities, which comprise the future tax liability, are as follows:

	2002	2001
Future income tax liabilities		
Property, plant and equipment	$ 7,709,238	$ 5,908,311
Future income tax assets		
Site restoration	(108,971)	(61,326)
Share issue costs	(559)	(1,772)
Net future income tax liability	$ 7,599,708	$ 5,845,213

The future income tax provision differs from the expected amount computed by applying the Canadian combined Federal and Provincial income tax rate of 43.52% (2001 – 44.02%) as follows:

	2002	2001
Computed "expected" income tax expense	$ 2,709,813	$ 2,164,504
Non-deductible crown charges and other expenses	994,283	764,441
Resource allowance	(1,322,327)	(1,126,755)
Alberta Royalty Tax Credit	(134,706)	(67,080)
Effect of reduction of income tax rates	(66,393)	(27,427)
Other	32,410	11,175
	$ 2,213,080	$ 1,718,858

The combined Federal and Provincial income tax rate reduced from 44.02% to 43.52% due to the reduction in the provincial tax rate. In addition, the Company has tax pools in respect of property, plant and equipment as follows:

	2002	2001
Undepreciated capital cost	$ 5,179,420	$ 3,360,404
Cumulative Canadian oil and gas property expenses	1,853,786	-
Cumulative Canadian development expenses	6,728,595	5,115,278
Cumulative eligible capital	41,596	-
	$ 13,803,397	$ 8,475,682

7. **Financial instruments**

The Company's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable, accounts payable and accrued liabilities and bank debt.

Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the balance sheet approximate their carrying amount due to the short-term maturity or the floating rate nature of those instruments.

Credit risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

8. **Comparative figures**

Certain comparative figures have been reclassified to conform with the current year's presentation.

9. **Subsequent events**

Effective February 5, 2003, APF Energy Trust acquired all of the Company's issued and outstanding shares. The purchase price of approximately $48.0 million was satisfied by a cash payment of $2.8 million, the issuance of 3.9 million Trust Units and the assumption of the Company's bank debt of $9.0 million.

PRICEWATERHOUSECOOPERS


SEC MAIL PROCESSING
RECEIVED
AUG 13 2003
WASH, D.C. 155 SECTION

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 7, 2003
(except for note 12, which is as at March 10, 2003)

Auditors' Report

To the Shareholders of
Nycan Energy Corp.

We have audited the consolidated balance sheet of **Nycan Energy Corp.** as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Nycan Energy Corp.

Consolidated Balance Sheets
As at December 31, 2002 and 2001
(In thousands of dollars)

	2002	2001
ASSETS		
Current assets		
Accounts receivable	$ 3,098	$ 3,004
Income taxes recoverable	35	777
Current portion of notes receivable (note 2)	16	24
	3,149	3,805
Notes receivable (note 2)	-	16
Property, plant and equipment – net (note 3)	33,491	29,470
	$ 36,640	$ 33,291
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,405	$ 3,714
Current portion of long-term debt (note 4)	6,107	5,689
	10,512	9,403
Long-term debt (note 4)	-	105
Future income taxes (note 7)	6,850	6,063
Future site restoration	534	408
	17,896	15,979
SHAREHOLDERS' EQUITY		
Capital stock (note 5)	8,161	8,107
Retained earnings	10,583	9,205
	18,744	17,312
	$ 36,640	$ 33,291

Approved by the Board of Directors



Director



Director

Nycan Energy Corp.

Consolidated Statements of Operations and Retained Earnings
For the years ended December 31, 2002 and 2001
(In thousands of dollars, except per share amounts)

	2002	2001
Revenues		
Oil and gas production	$ 11,695	$ 15,382
Royalties – net of Alberta royalty tax credit	(2,013)	(2,726)
	9,682	12,656
Expenses		
Production	2,953	2,994
General and administrative	816	684
Interest on long-term debt	288	264
Depletion and depreciation	3,398	3,398
	7,455	7,340
Income before income tax	2,227	5,316
Income taxes		
Current income taxes **(note 7)**	49	44
Future income taxes **(note 7)**	787	1,510
	836	1,554
Net income	1,391	3,762
Retained earnings, beginning of year	9,205	5,631
Share repurchase (note 5)	(13)	(188)
Retained earnings, end of year	$ 10,583	$ 9,205
Earnings per share (note 6)		
Basic	$ 0.08	$ 0.23
Diluted	$ 0.08	$ 0.22

Nycan Energy Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
(In thousands of dollars, except per share amounts)

	2002	2001
Cash provided by (used in)		
Operating activities		
Net income	$ 1,391	$ 3,762
Add non-cash items		
Depletion and depreciation	3,398	3,398
Future income tax expense	787	1,510
Cash flow from operations	5,576	8,670
Net change in non-cash working capital (note 9)	1,078	(362)
	6,654	8,308
Investing activities		
Property, plant and equipment expenditures	(7,465)	(12,258)
Disposal of property, plant and equipment	172	171
Repayment of note receivable	24	63
Net change in non-cash working capital (note 9)	261	(403)
	(7,008)	(12,427)
Financing activities		
Increase in long-term debt	313	3,898
Share repurchases	(24)	(297)
Issuance of common shares (net of costs)	65	518
	354	4,119
Net change in cash	-	-
Cash, beginning and end of year	$ -	$ -
Cash flow from operations per share (note 6)		
Basic	$ 0.34	$ 0.53
Diluted	$ 0.33	$ 0.52

1 SIGNIFICANT ACCOUNTING POLICIES

Nycan Energy Corp. (the "company") is a publicly traded company engaged in the oil and gas business and incorporated under the Business Corporations Act (Alberta). These consolidated financial statements are prepared in accordance with accounting principals generally accepted in Canada. Management has made the necessary estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses in the preparation of the financial statements. Actual results could differ from those estimates. Significant accounting policies are summarized as follows:

a) Basis of consolidation

The consolidated financial statements include the accounts of Nycan Energy Corp. and its wholly owned subsidiary, Peregrine Petroleum Inc.

b) Petroleum and natural gas properties

i) Capitalized costs

The company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells and related overhead charges. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

ii) Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

iii) Ceiling test

The capitalized costs less accumulated depletion and depreciation, future taxes and the future site restoration liability are limited to an amount equal to the estimated future net revenues from proved reserves based on year end prices and costs, plus the lower of cost and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs, income taxes and future site restoration costs.

iv) Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, are provided for over the life of proved reserves on a unit-of-production basis. An annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

c) Joint ventures

Most of the company's exploration, development and production activities are conducted jointly with others. The accounts reflect only the company's proportionate interest in such activities.

(Tabular amounts in thousands of dollars, except per share amounts)

d) **Financial instruments**
Financial instruments of the company consist mainly of accounts receivable, notes receivable, accounts payable and accrued liabilities, current taxes payable and long-term debt. Unless otherwise disclosed, there are no significant differences between the carrying value of these financial instruments and their estimated value.

e) **Hedging activities**
Gains or losses on forward sales, which have been arranged as a physical or financial hedge against commodity price fluctuations, are reflected in the product revenue at the time of sale of the related hedged production.

f) **Flow-through shares**
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

g) **Per share amounts**
Basic earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

h) **Stock option plan**
Nycan has a stock option plan for directors, and key employees and consultants. The stock option plan is described in note 5. Any consideration paid by holders of the stock options is credited to capital stock.

2 Notes receivable

The company has financed a portion of an employee-owned corporation's share of construction costs on jointly owned production facilities. At December 31, 2002, the corporation owed the company $16,000 (2001– $40,000) with respect to the production facilities all of which are due within the next year (2001 - $24,000). Payments received from the corporation will be used to pay down the long-term debt of the company that relates to the facilities (see note 4). The loan to the corporation bears interest at a rate of 7.75% per annum, matching the rate charged on the term loan to the company for the related financing. The loan is secured by the corporation's undivided interest in the facilities.

3 Property, plant and equipment

	2002	2001
Petroleum and natural gas properties	**$ 47,853**	$ 40,560
Accumulated depletion and depreciation	**(14,362)**	(11,090)
	$ 33,491	$ 29,470

(Tabular amounts in thousands of dollars, except per share amounts)

Unproved property costs of $3.9 million (2001 – $1.8 million) have been excluded from assets subject to depletion.

Administrative expenses related to exploration activities are capitalized as part of petroleum and natural gas properties and amounted to $138,000 in 2002 (2001 - $122,000).

4 Long-term debt

Due to a change in Canadian accounting principals, effective January 1, 2002, all credit facilities that are revolving, in nature, must be disclosed as "Current portion of long-term debt". Nycan utilizes a secured revolving production loan that is payable on demand and is subject to an annual review, and therefore is considered "current", for disclosure purposes. For comparative purposes, the long-term debt outstanding at December 31, 2001 has been reclassified as well.

The company has a secured revolving production loan of $16 million and at December 31, 2002 $6.0 million was outstanding (2001 - $5.5 million). The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which is currently $14.0 million. The facility carries an interest rate of prime plus 0.5 percent and is payable on demand. The loan is subject to annual review by May 31st each year and principal payments were not required in 2002. The loan is secured by an interest in certain property, a general assignment of book debts and a $25.0 million first floating charge demand debenture.

The company had three separate term loans with two lenders secured by liens on certain oil and gas production facilities. Only one term loan remains outstanding at December 31, 2002. The loan is repayable in monthly instalments of $13,064 and bears interest at 7.75 percent. The balance outstanding at December 31, 2002 was $ 105,000 (2001 - $315,000).

5 Capital stock

a) Issued – Common Shares

	Number	Amount
Balance – December 31, 2000	**16,197,514**	**$ 7,825**
Issued for cash pursuant to the exercise of warrants – net of related tax effect and share costs (d)	438,040	346
Issued for cash pursuant to the exercise of stock options (e)	71,833	45
Purchased for cash pursuant to a normal course issuer bid (c)	(195,300)	(109)
Balance – December 31, 2001	**16,512,087**	**8,107**
Issued for cash pursuant to the exercise of stock options (e)	66,666	65
Purchased for cash pursuant to a normal course issuer bid (c)	(18,800)	(11)
Balance – December 31, 2002	**16,559,953**	**$ 8,161**

b) Authorized

Unlimited number of common shares
Unlimited number of Class A preferred shares without nominal or par value

(Tabular amounts in thousands of dollars, except per share amounts)

Unlimited number of Class B preferred shares without nominal or par value

c) **Normal Course Issuer Bid**
During the year, the company repurchased for cancellation 18,800 common shares at an average price of $1.25 per share (2001 – 195,300 shares at an average price of $1.52 per share). The excess of the purchase price over book value has been charged to retained earnings.

d) **Public Offering & Private Placement of Shares**
During 2001, 220,900 Class A warrants and 72,380 Agent warrants issued as part of a public offering in 1999, were exercised resulting in the issuance of 281,660 flow through shares and 156,380 common shares. The exercise of the warrants into flow-through shares resulted in before tax proceeds of $334,455 being renounced during 2001. Any unexercised warrants expired on March 1, 2001.

e) **Stock Option Plan**
The company established a stock option plan for directors, officers, key employees and consultants under which the board of directors may grant options to acquire a maximum number of common shares from time to time, which plan has received shareholder and regulatory approval. The number of common shares reserved under the stock option plan is presently set at 1,556,601. The minimum option price is that determined by the rules of any stock exchange to which the company is subject. Options are exercisable for five years and vest one-third on the date of grant and one-third on each subsequent anniversary date. As at December 31, 2002, there are a total of 1,202,500 options granted and outstanding under the stock option plan as follows:

	2002		2001	
	Shares	**Weighted-average exercise price $**	Shares	Weighted-average exercise price $
Outstanding – January 1,	**1,187,500**	**1.04**	1,119,333	0.99
Granted	**93,000**	**1.30**	215,000	1.25
Expired	**(11,334)**	**1.23**	75,000	1.25
Exercised	**(66,666)**	**0.98**	71,833	0.62
Outstanding – December 31,	**1,202,500**	**1.06**	1,187,500	1.04
Options exercisable – December 31,	**1,095,833**	**1.04**	878,333	0.99

Options granted and outstanding at December 31, 2002

Exercise price $	**Number outstanding**	**Number exercisable**	**Weighted average remaining life in years**
0.77	350,000	350,000	1.73
0.90	100,000	100,000	2.00
1.20	522,500	522,500	2.92

(Tabular amounts in thousands of dollars, except per share amounts)

1.25	140,000	93,333	3.41
1.30	90,000	30,000	4.08
	1,202,500	1,095,833	2.62

The company accounts for its stock based compensation plans using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for share options granted to employees and directors. If the fair value method had been used for options granted subsequent to January 1, 2002, the company's compensation costs along with net earnings and net earnings per share would approximate the following pro forma amounts:

	December 31, 2002
Compensation costs	$ 36
Net earnings:	
As reported	$ 1,391
Pro forma	$ 1,355
Net earnings per share:	
Basic and diluted:	
As reported	$ 0.08
Pro forma	$ 0.08

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Fair value per share	$0.52
Risk free interest rate	3.64%
Expected lives (years)	3.00
Expected volatility	0.55
Dividends per share	-

6 Per share amounts

During 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants standard with respect to the computation, presentation and disclosure of per share amounts. Under this standard, the treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method only "in the money" dilutive instruments impact the dilution calculations.

The weighted average number of common shares outstanding during the year used in computing per share basic earnings and cash flow from operations was 16,528,401 (2001 – 16,505,295). In computing per share diluted earnings and cash flow from operations, 287,933 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001– 322,815) for the dilutive effect of employee stock options and warrants.

(Tabular amounts in thousands of dollars, except per share amounts)

7 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31, 2002:

	2002	2001
Property, plant & equipment	**$ 7,380**	$ 6,474
Site restoration	**(226)**	(174)
Income tax losses	**(304)**	(237)
Future tax liability at December 31	**$ 6,850**	$ 6,063

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 42.2% (2001 – 42.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

	2002	2001
Income before income tax	**$ 2,227**	$ 5,316
Income tax rate	**42.2%**	42.6%
Computed expected income tax expense	**939**	2,265
Increase (decrease) in income taxes resulting from		
Non-deductible royalties, taxes and lease rentals	**475**	816
Federal resource allowance	**(538)**	(1,005)
Alberta Royalty Tax Credit	**(58)**	(176)
Future income tax benefit from tax rate reduction	**(54)**	(198)
Other	**72**	(148)
Income tax expense	**$ 836**	$ 1,554

The company has the following tax deductions available to reduce future taxable income:

	2002	2001
Canadian oil and gas property expense	**$ 2,475**	$ 1,913
Canadian development expense	**4,528**	4,756
Canadian exploration expense	**1,199**	-
Undepreciated capital cost	**6,722**	7,039
Foreign exploration and development expense	**514**	572
Non-capital losses carried forward	**578**	309
Share issue costs	**142**	246
	$ 16,158	$ 14,835

(Tabular amounts in thousands of dollars, except per share amounts)

8 Financial instruments

The company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. dollar exchange rates. The company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

a) Natural gas

Natural gas hedge contracts that were outstanding at December 31, 2002 are as follows:

Volume and type	Price/GJ	Term
2,000 GJs per day costless collar	$4.00 - $7.02	Nov. 1, 2002 – Mar. 31, 2003
1,000GJs per day costless collar	$5.50 - $6.80	Jan. 1, 2003 – Mar. 31, 2003
500 GJs per day costless collar	$4.50 - $5.95	Apr. 1, 2003 – Oct. 31, 2003
500 GJs per day costless collar	$4.50 - $5.70	Apr. 1, 2003 – Oct. 31, 2003
1,000 GJs per day costless collar	$4.50 - $5.90	Apr. 1, 2003 – Oct. 31, 2003
500 GJs per day fixed price	$5.37	Apr. 1, 2003 – Oct. 31, 2003

b) Credit risk

A substantial portion of the company's accounts receivable is with customers in the oil and gas industry and is subject to normal industry credit risks.

9 Cash flow

Changes in non-cash working capital items increased (decreased) cash and cash equivalents as follows:

	2002	2001
Accounts receivable and income taxes recoverable	$ 647	$ 3,117
Accounts payable and accrued liabilities	691	(3,882)
	1,338	(765)
Operating activities	1,077	(362)
Investing activities	261	(403)
	$ 1,338	$ (765)

Amounts actually paid during the year related to interest expense and income and capital taxes were as follows:

	2002	2001
Interest paid	$ 288	$ 280
Income and capital taxes paid	$ 82	$ 1,690

10 Commitments

The company has committed to future minimum payments under an operating lease covering the office facilities as follows:

(Tabular amounts in thousands of dollars, except per share amounts)

2003	$ 102
2004	$ 102
2005	$ 85

11 Related party transactions

The company operates interests in common assets and participates in ongoing exploration and development with a company that has common directors and officers. At December 31, 2002, an amount of $592,000 (2001 - $570,000) was owing through the normal course of business from this related party.

12 Subsequent event

On March 10, 2003 the company entered into an agreement with APF Energy Trust ("APF") whereby APF has offered to purchase all of the issued and outstanding shares of Nycan for a cash price of $2.075 per share. The boards of directors of APF and Nycan have approved the transaction, and the board of directors of Nycan has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction is subject to certain conditions including the tendering of at least 75% of the outstanding shares of Nycan, regulatory approval and other standard conditions. The transaction is expected to close in mid-April.


PROCESSING
RECEIVED
SEC MAIL
AUG 1 3 2003
SECTION
WASH., D.C.
155

NYCAN ENERGY CORP.

Three Months Ended March 31, 2003

Highlights

	March 31, 2003	March 31, 2002	Variances
Financial (thousands of dollars)			
Revenues	**5,228**	2,636	98%
Cash Flow from Operations	**2,775**	1,201	131%
Net Income	**1,478**	160	823%
Capital Expenditures	**1,706**	1,454	17%
Per Diluted Share			
Cash Flow	**$0.17**	$0.07	143%
Net Income	**$0.09**	$0.01	800%
Production			
Gas (mmcf/d)	**5.7**	6.7	-15%
Oil & NGLs (bbls/d)	**362**	272	33%
BOE per day (6 to 1 conversion)	**1,305**	1,392	-6%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is management's analysis of Nycan's consolidated operating and financial data for the quarter ended March 31, 2003 and the same period in 2002. It focuses on key statistics from the consolidated financial statements. *The following table provides a summary of operations and financial highlights for the three month period* ending March 31, 2003 compared to the same period in 2002.

Quarter ended March 31	**2003**	2002
Operations		
Natural gas (mcf/d)	**5,656**	6,721
NGL's (bbls/d)	**32**	42
Oil (bbls/d)	**330**	230
Boe/d (6:1)	**1,305**	1,392

Financial	**$000s**	**$/boe**	$000s	$/boe
Operating netback:				
Oil and gas production	**5,228**	**44.50**	2,636	21.03
Royalties (net of ARTC)	**(982)**	**(8.36)**	(427)	(3.41)
Production expenses	**(757)**	**(6.44)**	(668)	(5.32)
Operating netback:	**3,489**	**29.70**	1,541	12.30
General and administrative	**(421)**	**(3.58)**	(274)	(2.19)
Interest	**(75)**	**(0.64)**	(54)	(0.43)
Current taxes	**(218)**	**(1.86)**	(12)	(0.10)
Cash flow from operations:	**2,775**	**23.62**	1,201	9.58
Depletion and depreciation	**(894)**	**(7.61)**	(965)	(7.70)
Future income taxes	**(403)**	**(3.43)**	(76)	(0.60)
Net income	**1,478**	**12.58**	160	1.28

RESULTS OF OPERATIONS

Revenue

Oil and natural gas sales for the three months increased 98% to $5.2 million from $2.6 million in 2002. The increase in sales reflects a 112% increase in commodity prices received partially offset by a 6% decrease in average daily production. The average price in the first quarter includes a hedging loss of $224 thousand in the quarter ($0.44/mcf) compared to the same period last year when the company recorded a hedging gain of $66 thousand ($0.11/mcf).

The change in average prices received by Nycan for its products can be seen on the following table:

Period ended March 31	**2003**	2002	% Change
Oil ($/bbl)	**42.01**	26.08	61
Natural gas liquids ($/bbl)	**39.27**	17.92	119
Natural gas (including hedging)($/mcf)	**7.48**	3.30	127
Average realized price (including hedging)($/boe)	**44.50**	21.03	112

Royalties

Royalties, net of Alberta Royalty Tax Credits (ARTC), increased 130% this quarter to $1.0 million from $0.4 million a year ago. Royalties comprise payments made to the Crown, freehold owners and third parties, as shown on the accompanying table:

(000s)	**2003**	2002	% Change
Gross royalties	**$1,037**	474	119
ARTC	**$(55)**	(47)	17
Total	**$982**	427	130

The increase in royalties resulted primarily from higher commodity prices. Net royalties for the three month period were approximately 19% of revenue for the period compared to 16% in the same period a year ago. The higher royalty rates as a percentage of revenue reflects higher commodity prices as well as higher pre-hedged natural gas prices.

Production Expenses

(000s)	**2003**	2002	% Change
Total costs	**$757**	$668	13

Higher costs for services contributed to a 13% increase in production costs to $0.8 million from $0.7 million for the first three months of 2002. On a boe basis, Nycan saw an increase in production costs to $6.44 per boe from $5.32 per boe last year. Although this is higher than the first quarter of 2002, it is slightly less than 2002 average of $6.49 per boe.

Operating Netbacks

Sharply higher commodity prices in 2003 resulted in operating netbacks increasing about 142% to $29.71 per boe from $12.30 over the same period in 2002.

General and Administrative Expenses

(000s)	**2003**	2002	% Change
Gross royalties	**$560**	$369	52
Overhead recoveries	**(139)**	(95)	46
Net general & administrative expenses	**$421**	$274	54

General and administrative costs, net of overhead recoveries, increased 54% to $421 thousand from 274 thousand in the

first quarter of 2002. On a boe basis, net general and administrative costs increased by $1.39 per boe, from $2.19 per boe in the first three months of 2002 to $3.58 per boe over the same period this year. The increase was primarily a result of professional advisory services relating to the shareholder value maximization process partially offset by higher overhead recoveries received due to higher capital spending during the quarter compared to a year ago. Wages and salaries were lower in the first quarter of 2003 due to the lack of bonus accruals compared to the prior year.

Interest

During the first quarter of 2002, Nycan experienced an interest rate of approximately 5% on its average outstanding bank debt, resulting in total interest expense of $75 thousand, up from $54 thousand over the same period in 2001.

Depletion and Depreciation

(000's except where noted)	**2003**	2002	% Change
Depletion and depreciation	**$ 894**	$ 965	(7)
Depletion and depreciation per boe	**$ 7.61**	$ 7.70	(1)
Depletion and depreciation rate (%)	**10**	12	(16)

Nycan's depletion, depreciation and amortization, including future site restoration costs, decreased 7% to $0.9 million in the first quarter of 2003 from $1.0 million. Most of the decrease related to lower production volumes. On a per unit basis, costs of $7.61 per boe were down slightly from $7.70 per boe recorded in the first quarter of 2002.

Capital and Income Taxes

Income tax expense increased 606% to $0.6 million in the three month period ending March 31 compared to $0.1 million over the same period last year. As a percentage of income before tax, the effective tax rate decreased to approximately 30% in 2003 from nearly 35% in 2002. The Alberta provincial tax rate decreased 0.5% in April of 2002 which resulted in the blended effective tax rate decreasing to 42.12% in 2003 from 42.24% in 2002.

Cash Flow from Operations and Net Income

A 6% decrease in production volumes was more than offset by higher commodity prices resulting in first quarter 2002 cash flow from operations increasing 131% to $2.8 million from $1.2 in 2002. This translated to $0.17 per diluted share, a 143% decrease from the $0.07 per diluted share posted in 2002.

Higher cash flow from operations combined with lower depletion costs and a lower effective tax rate were the primary drivers in a 823% increase in net income to $1.5 million in the three month period this year compared to $160 thousand last year. On a diluted per share basis, net income increased 800% to $0.09 per share this quarter compared to $0.01 per share over the same period last year.

Capital Expenditures

(000's except where noted)	**2003**	2002	% Change
Drilling and completions	**$ 643**	$1,090	(61)
Facilities	**573**	147	(82)
Land	**321**	188	(71)
Seismic	**103**	20	(78)
Other	**65**	9	N/A
Net capital expenditures	**$1,706**	$1,454	(67)

Capital expenditures increased by 17% to $1.7 million from $1.5 in the first three months of 2002 . Nycan drilled some wells in January and February but spent considerable effort re-completing and tying-in wells that were not producing in 2002 when the commodity price environment was lower.

Liquidity and Capital Resources

(000's)	**2003**	2002
Net debt	**$ 6,294**	$ 7,363
Future site restoration	**569**	534
Future income taxes	**7,252**	6,850
Market value of common shares	***34,776**	20,866
Total	**$48,891**	$35,613

* Share price on Mar 31

Nycan is committed to maintaining a strong balance sheet to minimize vulnerability to unforeseen declines in commodity prices as well as to maximize the company's ability to respond to opportunities for strategic acquisitions. The company generally correlates capital expenditure levels to cash flow in order to prudently manage business risk. The company's net debt at March 31, 2003 was $6.3 million, down from $7.4 million at the end of 2002.

As at March 31, 2003 Nycan had 17.8 million fully diluted shares of which 16.6 million shares were issued and outstanding. The fully diluted number reflects 1.3 million outstanding stock options.

Outlook

On April 28, 2003 APF Energy Trust acquired all of the issued and outstanding shares of Nycan as per the offer to purchase dated March 18, 2003 for cash consideration of $2.075 per share. It is anticipated that Nycan will be amalgamated with APF in May.

NYCAN ENERGY CORP.
CONSOLIDATED BALANCE SHEETS
(unaudited)
(thousands of dollars)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Accounts receivable	**$3,895**	$3,098
Income taxes recoverable	**-**	35
Current portion of notes receivable	**10**	16
	3,905	3,149
Property, plant and equipment - net	**34,337**	33,491
	$38,242	$36,640
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$3,495**	$4,405
Current taxes payable	**183**	-
Current portion of long-term debt (Note 2)	**6,521**	6,107
	10,199	10,512
Future income taxes	**7,252**	6,850
Future site restoration	**569**	534
	18,020	17,896
SHAREHOLDERS' EQUITY		
Capital stock (see Note 3)	**8,161**	8,161
Retained earnings	**12,061**	10,583
	20,222	18,744
	$38,242	$36,640

NYCAN ENERGY CORP.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31,
(unaudited)
(thousands of dollars)

	2003	2002
Revenues		
Oil and gas production	**$5,228**	$2,636
Royalties - net of Alberta Royalty Tax Credit	**(982)**	(427)
	4,246	2,209
Expenses		
Production	**757**	668
General and administrative	**421**	274
Interest on long-term debt	**75**	54
Depletion and depreciation	**894**	965
	2,147	1,961
Income before income tax	**2,099**	248
Current income taxes	**(218)**	(12)
Future income taxes	**(403)**	(76)
Net income	**1,478**	160
Retained earnings, beginning of period	**10,583**	9,205
Share repurchase	**-**	(5)
Retained earnings, end of period	**12,061**	$9,360
Earnings per share		
Basic	**$0.09**	$0.01
Diluted	**$0.09**	$0.01

NYCAN ENERGY CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,
(unaudited)
(Tabular amounts in thousands of dollars, except per share amounts)

	2003	2002
Cash provided by (used in)		
Operating activities		
Net income	**$1,478**	$160
Add non-cash items		
Depletion	**894**	965
Future income taxes	**403**	76
Cash flow from operations	**2,775**	1,201
Net change in non-cash working capital	**(1,257)**	(1,288)
	1,518	(87)
Investing activities		
Acquisition of property, plant and equipment	**(1,706)**	(1,454)
Disposal of property, plant and equipment	**-**	-
Net change in non-cash working capital	**(232)**	71
Repayment of note receivable	**6**	7
	(1,932)	(1,376)
Financing activities		
Increase in long-term debt	**414**	1,473
Issuance (redemption) of common shares (net of costs)	**-**	(10)
	414	1,463
Net change in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	**-**	-
Cash taxes paid	**$-**	$83
Interest paid	**$75**	$54

(Tabular amounts in thousands of dollars, except per share amounts)

1. Accounting Policies

The interim consolidated financial statements of Nycan Energy Corp. (the Company) have been prepared in accordance with accounting principles generally accepted in Canada. Management has made the necessary estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses in the preparation of the financial statements. Accordingly, actual results may differ from estimated amounts but management does not believe such differences will materially affect the Company's financial position or results of operations. Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The reader should refer to the annual consolidated financial statements at December 31, 2002.

2. Long-term debt

Due to a change in Canadian accounting principles, effective January 1, 2002, all credit facilities that are revolving, in nature, must be disclosed as "current portion of long-term debt". Nycan utilizes a secured revolving production loan that is payable on demand and is subject to an annual review, and therefore is considered "current", for disclosure purposes. For comparative purposes, the long-term debt outstanding at December 31, 2001 has been reclassified as well.

3. Capital stock

(1) Issued – Common Shares

	Number	Amount
Balance - December 31, 2002	**16,559,953**	$8,161
Balance - March 31, 2003	**16,559,953**	$8,161

(2) Stock Option Plan

As at March 31, 2003, there are a total of 1,202,500 options granted and outstanding under the stock option plan with a weighted average exercise price of $1.06 per share. A total of 1,125,833 options with a weighted average exercise price of $1.05 are exercisable at the end of the period. No options (93,000 options - 2002) were granted to employees during the period.

The company accounts for its stock based compensation plans using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for share options granted to employees and directors. It is now a requirement of Canadian generally accepted accounting principles that options granted during the reporting period be valued using the fair value method, rather than intrinsic value method, and that the impact of such calculation on net income be disclosed. Nycan estimated the fair value of the options granted using the Black-Scholes option pricing model. The total fair value of the options at the grant date was calculated to be $48,000 and would be recognized over the vesting period of the options. If the fair value method had been used for options granted subsequent to January 1, 2002, the Company's net income and net income per share would approximate the following pro forma amounts:

(Tabular amounts in thousands of dollars, except per share amounts)

Estimated Cost of Compensation for the Period	**2003**	2002
Compensation Costs	$2	$18
Net income:		
As reported	$1,478	$160
Pro forma	$1,476	$142
Net income per share:		
Basic:		
As reported	$0.09	$0.01
Pro forma	$0.09	$0.01
Diluted		
As reported	$0.09	$0.01
Pro forma	$0.09	$0.01

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	3.64%
Expected lives (years)	3.00
Expected volatility	0.55
Dividends per share	-

4. Financial Instruments

The company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. dollar exchange rates. The company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

Natural gas

During the period, the company entered into hedge contracts as follows:

Volume	Price	Term
1,000 GJs per day (costless collar)	$4.00 - $7.02/GJ	Nov. 1, 2002 to Mar. 31, 2003
1,000 GJs per day (costless collar)	$5.50 - $6.80/GJ	Nov. 1, 2002 to Mar. 31, 2003
500 GJs per day (fixed price)	$9.65/GJ	Mar. 1, 2003 to Apr. 1, 2003
500 GJs per day (costless collar)	$4.50 - $5.95/GJ	Apr 1, 2003 - to Oct. 31, 2003

(Tabular amounts in thousands of dollars, except per share amounts)

Volume	Price	Term
500 GJs per day (costless collar)	\$4.50 - \$5.70/GJ	Apr 1, 2003 - to Oct. 31, 2003
1000 GJs per day (costless collar)	\$4.50 - \$5.90/GJ	Apr 1, 2003 - to Oct. 31, 2003
500 GJs per day (fixed price)	\$5.37/GJ	Apr 1, 2003 - to Oct. 31, 2003
500 GJs per day (costless collar)	\$5.50 - \$7.18/GJ	Apr 1, 2003 - to Oct. 31, 2003
500 GJs per day (costless collar)	\$5.65 - \$7.20/GJ	Apr 1, 2003 - to Oct. 31, 2003
1000 GJs per day (costless collar)	\$6.50 - \$8.40/GJ	Nov 1, 2003 - to Mar 31, 2004

5. Subsequent Events

On April 28, 2003 APF Energy Trust acquired all of the issued and outstanding shares of Nycan pursuant to the offer made to Nycan on March 18, 2003 for \$2.075 per share in cash.